MINDEN BANCORP, INC.

                               2004 ANNUAL REPORT

                                 TO STOCKHOLDERS

                                TABLE OF CONTENTS

================================================================================

                                                                            Page

President's Letter to Stockholders.............................................1

Business of Minden Bancorp, Inc................................................2

Market Price of Minden Bancorp Common Shares and Related Stock Matters.........3

Selected Consolidated Financial and Other Data.................................4

Management's Discussion and Analysis of Financial Condition and Results
   of Operations...............................................................6

Report of Independent Registered Public Accountants...........................18

Consolidated Balance Sheets...................................................19

Consolidated Statements of Income.............................................21

Consolidated Statements of Equity.............................................22

Consolidated Statements of Cash Flows.........................................23

Notes to Consolidated Financial Statements....................................25

Directors and Executive Officers..............................................38

Banking Locations and Stockholder Information.................................39

                       PRESIDENT'S LETTER TO STOCKHOLDERS
================================================================================

      On behalf of your board of directors, senior management, and all of the Minden Bancorp, Inc. employees, it is our pleasure to deliver our third annual report that details the performance of your company in 2004.

      Founded in 1910, Minden has a proud tradition of providing financial services to the residents of the city of Minden and neighboring communities in northwestern Louisiana. The completion of our mutual holding company reorganization in 2002 and the concurrent stock offering which raised net proceeds of $5.4 million not only enhanced our ability to provide a wide variety of financial services to our customers but also positioned us for the expansion and diversification of our business. In furtherance of that expansion, we purchased in December 2004, property in Minden on which to construct our second full-service banking facility. The site of our new bank is a 12.85 acre parcel of property located on Homer Road in Minden, the site of the first Wal-Mart. This state-of-the-art facility will offer easy and convenient banking to our customers and will include drive-though teller lanes and ATM access.
Groundbreaking on construction is expected to occur in June 2005 and we anticipate, subject to receipt of all regulatory approvals, to open the branch in early 2006.

      The year 2004 also saw the completion of our first stock repurchase program covering 39,278 shares and the announcement in September of our second repurchase program covering 31,000 shares or approximately 5.0% of our stock held by minority stockholders. By the end of December 2004, we had repurchased approximately 15,500 shares in our second repurchase program at an average cost of $21.05 per share. We will continue to evaluate strategies to enhance stockholder value.

      Our financial performance continued to be strong in 2004. Net income increased to $1.4 million for fiscal 2004 as compared to $1.2 million for fiscal 2003. The 16.9% increase in net income was in large part driven by the substantial improvement in net interest income while we were able to contain the growth in our operating expenses. The combination of the continued growth of our interest-earning assets and low interest rates resulted in record interest income. Our assets grew to $107.2 million, a $6.4 million or 6.4% increase, due primarily to a $4.5 million increase in our net loan portfolio.

      We believe our future is bright and is filled with great potential and opportunity. We are excited about the prospects for 2005 and beyond. Our challenge for the years ahead is to build upon the momentum we have already created and further position ourselves to strategically leverage Minden's strengths, seize new opportunities for increased profitability, and build upon our growing franchise value.

      Thank you for the trust you have placed in us.


                                           /s/ A. David Evans
                                           ------------------
                                           A. David Evans
                                           President and Chief Executive Officer

                        BUSINESS OF MINDEN BANCORP, INC.
================================================================================

      Minden Bancorp, Inc., a federal corporation ("Minden Bancorp" or the "Company), is a unitary savings and loan holding company which owns all of the outstanding common shares of Minden Building and Loan Association ("Minden" or the "Association"), a Louisiana-chartered building and loan association.

      Founded in 1910, Minden is a community and customer oriented stock savings association that conducts business out of its main office located in Minden, Louisiana. The Association's business consists principally of attracting deposits from the general public and using those funds to originate loans secured by one-to-four-family residential loans, commercial real estate loans, commercial business loans and consumer loans. Minden's profitability depends primarily on its net interest income, which is the difference between the income it receives on loans and other assets and its cost of funds, which consists of the interest paid on deposits and borrowings. At December 31, 2004, the Company had total assets of $107.2 million, liabilities of $88.8 million, including deposits of $70.7 million, and total shareholders' equity of $18.4 million.

      In  December  2001,  the Board of  Directors  of Minden  adopted a Plan of
Reorganization pursuant to which the Association converted to stock form and became a wholly owned subsidiary of the Company. In connection with the reorganization, the Company became a majority owned (55%) subsidiary of Minden Mutual Holding Company. The reorganization was consummated on July 2, 2002. The activities of the Company to date have been limited primarily to holding the stock of Minden.

      The Company is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). As a Louisiana-chartered institution, Minden is subject to the regulation, supervision and examination of the Louisiana Office of Financial Institutions as well as to the jurisdiction of the OTS as its primary federal regulator and the Federal Deposit Insurance Corporation ("FDIC), which administers the Savings Association Insurance Fund. The FDIC insures deposits in Minden up to applicable limits.

                         MARKET PRICE OF MINDEN BANCORP
                  COMMON SHARES AND RELATED STOCKHOLDER MATTERS
================================================================================

      Minden Bancorp's common shares have been listed on the Over-the-Counter Electronic Bulletin Board since July 2, 2002, under the symbol "MDNB." Presented below are the high and low quarterly trading prices for Minden Bancorp's common shares for the period from January 1, 2003 to December 31, 2004. Such prices do not include retail financial markups, markdowns or commissions and may not represent actual transactions.

                     2004                                High        Low
      ---------------------------------                 ------      ------

      Quarter ended:

          March 31, 2004                                $23.00      $18.00

          June 30, 2004                                 $23.25      $19.50

          September 30, 2004                            $20.00      $19.00

          December 31, 2004                             $21.10      $19.35


                     2003                                High        Low
      ---------------------------------                -------      ------

      Quarter ended:

          March 31, 2003                                $16.00      $16.00

          June 30, 2003                                 $16.30      $16.30

          September 30, 2003                            $17.40      $17.40

          December 31, 2003                             $18.00      $18.00
      --------------------------------------------------------------------

      As of February 28, 2005, Minden Bancorp had 1,396,611 common shares outstanding held of record by approximately 234 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. The Company paid dividends $0.05 per share as of record date January 27, 2004, and $0.07 per share as of record dates April 30, 2004, July 26, 2004, and October 26, 2004 for a total of $0.26 per share for the year ended December 31, 2004. Dividends totaled $0.15 per share for the year ended December 31, 2003.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
================================================================================

      Selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related Notes, appearing elsewhere herein.

                                                             At December 31,
                                                          --------------------
                                                            2004       2003
                                                          --------    --------
                                                         (Dollars in Thousands)
      Selected Balance Sheet and Other Data:

      Total assets ...................................     107,183     100,744
      Cash and cash equivalents(1) ...................       2,939       2,332
      Investment securities available for sale .......      34,174      34,791
      Investment securities held to maturity .........       1,010          --
      Mortgage-backed securities held to
         maturity ....................................       1,087       1,328
      Loans receivable, net ..........................      62,600      58,097
      Total deposits .................................      70,665      68,121
      FHLB Advances ..................................      17,200      13,500
      Total stockholders' equity .....................      18,381      18,171
      Number of full service offices .................           1           1

                                                         Year Ended December 31,
                                                         -----------------------
                                                            2004        2003
                                                          --------    --------
                                                             (In Thousands)
      Selected Operating Data:

      Total interest income ..........................    $  5,610    $  5,035
      Total interest expense .........................       1,583       1,551
                                                          --------    --------
      Net interest income ............................       4,027       3,484
      Provision for loan losses ......................          --          --
                                                          --------    --------
      Net interest income after
         provision for loan losses ...................       4,027       3,484
      Total other operating income ...................         321         388
      Total other operating expense ..................       2,281       2,107
      Income before income taxes .....................       2,067       1,765
      Income tax expense .............................         693         590
                                                          --------    --------
      Net income .....................................    $  1,374    $  1,175
                                                          ========    ========


                                                   (Footnotes on following page)

                                                                                  At or for the Year Ended
                                                                                        December 31,
                                                                                  ------------------------
                                                                                      2004          2003
                                                                                     ------        ------
      Selected Operating Ratios(2):

      Performance Ratios:
      Return on average assets ...............................................         1.32%         1.31%
      Return on average equity ...............................................         8.29          6.65
      Equity to assets at end of period ......................................        17.15         18.04
      Interest rate spread(3) ................................................         3.79          3.76
      Net interest margin(3) .................................................         4.03          4.12
      Average interest-earning assets to
         average interest-bearing liabilities ................................       115.26        119.69
      Net interest income after provision for loan losses to total
         other expenses ......................................................       176.55        165.35
      Total other expenses to average total assets ...........................         2.16          2.36
      Asset Quality Ratios:
      Non-performing loans to total
         loans at end of period(4) ...........................................         1.21           .57
      Non-performing assets to
         total assets at end of period(4) ....................................          .72           .34
      Allowance for loan losses to total
         loans at end of period ..............................................         1.38          1.50
      Allowance for loan losses to total non-performing loans at
         end of period(4) ....................................................       114.19        261.11
      Capital Ratios:(5)
      Tangible capital ratio .................................................        14.65%        17.47%
      Core capital ratio .....................................................        14.65         17.47
      Total capital ratio ....................................................        30.29         37.43

----------
(1)   Consists of cash and short-term interest-bearing deposits.

(2) With the exception of end of period ratios, all ratios are based on average daily balances.

(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

(5)   Percentages relate to Minden Building and Loan Association only.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

General

      The Company's profitability depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. The Company's profitability also depends, to a lesser extent, on noninterest income, provision for loan losses, noninterest expenses and federal income taxes. The Company had net income of $1.4 million in 2004 and $1.2 million in 2003.

      The Company's primary asset is Minden Building and Loan Association. Historically, Minden Building and Loan's business has consisted primarily of originating single-family real estate loans secured by property in its market area. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans. Minden Building and Loan's loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts. The combination of these factors has resulted in low interest rate spreads and returns on equity. Although in recent years Minden Building and Loan has significantly increased the amount of commercial real estate, consumer and commercial business loans originated, Minden Building and Loan presently anticipates that its business will continue to primarily consist of originating single-family real estate loans funded by deposits.

      The Company's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond its control.

Forward-Looking Statements Are Subject to Change

      We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

Exposure to Changes in Interest Rates

Minden Building and Loan's ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings. Minden Building and Loan's interest-earning assets consist primarily of long-term residential mortgage loans which have fixed rates of interest. Consequently, Minden Building and Loan's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. In addition, Minden Building and Loan may be particularly susceptible to the risk of rising interest rates since long-term, fixed-rate mortgage loans continue to make up the dominant portion of its interest-earning assets.

      Quantitative Analysis. The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the Office of Thrift Supervision which show the impact of changing interest rates on net portfolio value ("NPV"). NPV is defined as the net present value of the expected future cash flows of an entity's assets and liabilities and, therefore, theoretically represents the market value of Minden Building and Loan's net worth. Increases in the value of assets will increase the NPV whereas decreases in value of assets will decrease the NPV. Conversely, increases in the value of liabilities will decrease NPV whereas decreases in the value of liabilities will increase the NPV. The changes in value of assets and liabilities due to changes in interest rates reflect the interest rate sensitivity of those assets and liabilities as their values are derived from the characteristics of the asset or liability (i.e., fixed rate, adjustable rate, caps, floors) relative to the interest rate environment. For example, in a rising interest rate environment, the fair value of a fixed-rate asset will decline whereas the fair value of an adjustable-rate asset, depending on its repricing characteristics, may not decline. In a declining interest rate environment, the converse may be true.

      The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The model assumes estimated loan prepayment rates and reinvestment rates similar to Minden Building and Loan's historical experience. The following sets forth Minden Building and Loan's NPV as of December 31, 2004.

                                  Net Portfolio Value
------------------------------------------------------------------------------------------------

                                                   Estimated
                                                Net Portfolio
    Change in                  Estimated          Value as a                         Change as a
  Interest Rates             Net Portfolio        Percentage          Amount         Percentage
  (basis points)                 Value             of Assets        of Change         of Assets
------------------           -------------      --------------     -----------       -----------
                                              (Dollars in Thousands)
        300                      17,234              16.18%          $(4,112)           (19)%
        200                      19,251               17.64           (2,186)           (10)
        100                      20,773               18.74             (664)            (3)
         --                      21,437               19.19               --             --
       (100)                     21,652               19.30              215              1

      As of December 31, 2004, Minden Building and Loan's NPV was $21.4 million, or 19.19% of the market value of assets. Following a 200 basis point assumed increase in interest rates, Minden Building and Loan's "post shock" NPV was estimated to be $19.3 million, or 17.6% of the market value of assets reflecting a decrease of 10% in the NPV ratio.

      Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of Minden Building and Loan's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of the Minden Building and Loan's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on Minden Building and Loan's net interest income and will differ from actual results.

      Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Minden Building and Loan's fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed its cost of funds. If interest rates increase, however, Minden Building and Loan would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, Minden Building and Loan has underwritten its mortgage loans to allow for their sale in the secondary market, implemented a strategy to diversify its loan portfolio by originating more commercial real estate, commercial business, consumer and construction loans, invested in securities with short terms or adjustable rates and increased the amount of deposits in transaction accounts.

      For the year ending December 31, 2004, Minden Building and Loan originated $4.8 million in commercial real estate loans compared to $4.7 million for the year ending December 31, 2003. Originations of consumer loans increased to $5.9 million in fiscal year 2004 from $4.1 million in fiscal year 2003. Originations of commercial business loans increased to $12.6 million for the year ending December 31, 2004 compared to $9.5 million for the year ending December 31, 2003. Originations of construction loans increased to $4.4 million for the year ending December 31, 2004 from $2.9 million for the year ending December 31, 2003. Minden Building and Loan's commercial real estate, consumer, commercial business and construction loans typically have shorter terms and higher interest rates than its single family residential mortgage loans.

      Minden Building and Loan's adjustable-rate securities at December 31, 2004 consisted of $24.3 million of mortgage-backed securities and $8.6 million invested in a mutual fund that invests in adjustable-rate mortgage-backed securities compared to $27.8 million of mortgage-backed securities and $6.3 million invested in the mutual fund at December 31, 2003.

      Deposits in transaction accounts were $25.0 million, or 35.42% of total deposits at December 31, 2004, compared to $21.2 million, or 31.19%, at December 31, 2003. Minden Building and Loan's transaction accounts generally have lower interest rates than its certificates of deposit and are considered a more stable source of funds than certificates of deposit.

Changes in Financial Condition

      Assets. The Company's total assets increased by $6.4 million, or 6.39%, to $107.2 million at December 31, 2004 from $100.7 million at December 31, 2003. The increase was primarily due to a $4.5 million, or 7.8%, increase in the net loan portfolio due primarily to a $1.5 million, or 4.1% increase in one-to-four family residential loans, $502,000, or 5.6%, increase in commercial real estate loans and a $905,000, or 10.6%, increase in commercial business loans, and a $1.8 million increase or 47.5% in consumer loans. In addition, the Company's securities available for sale portfolio decreased by $617,000, or 1.8%, to $34.2 million at December 31, 2004.

      Residential loans accounted for 59.2% of Minden Building and Loan's total loan portfolio at December 31, 2004. Minden Building and Loan's one-to-four family residential loans increased to $37.7 million at December 31, 2004 primarily as management continued to implement the business plan calling for increased loan portfolio diversity. Although single family residential loans are Minden Building and Loan's primary lending product, originations of commercial business, consumer and construction loans increased significantly in 2004 due to its increased emphasis on these types of loans and the favorable interest rate environment for its lending products. Commercial real estate loans accounted for 14.9% of Minden Building and Loan's total loan portfolio at December 31, 2004 compared to 15.0% at December 31, 2003. Commercial business loans increased to 14.8% of Minden Building and Loan's total loan portfolio at December 31, 2004 from 14.3% at December 31, 2003. Consumer loans increased to 8.8% of its total loan portfolio at December 31, 2004 compared to 6.3% at December 31, 2003. The net loan portfolio amounted to $62.6 million, or 58.4%, of total assets at December 31, 2004, compared to $58.1 million, or 57.7%, of total assets at December 31, 2003. Minden Building and Loan expects continued growth in its loan portfolio in 2005.

      Non-performing assets totaled $768,000 and $342,000 at December 31, 2004 and 2003, respectively, or .72% and .34% of its total assets at such dates. Minden Building and Loan's non- performing loans totaled $768,000 and $342,000 at December 31, 2004 and 2003, respectively, or 1.21% and .57% of its total loan portfolio at each of such dates. The non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more. The
$426,000 increase in non-performing loans was primarily the result of the increase from $284,000 to $594,000 accruing loans which were delinquent 90 days, most of which were in bankruptcy and an increase of $116,000 in non-accruing loans. Minden Building and Loan did not own any real estate owned at December 31, 2004 or December 31, 2003. Minden Building and Loan's allowance for loan losses amounted to $877,000, or 1.4% of the total loan portfolio and 114.19% of total non-performing loans at December 31, 2004. The allowance for loan losses totaled $893,000, or 1.5% of Minden Building and Loan's total loan portfolio and 261.1% of its total non-performing loans at December 31, 2003.

      Investment securities totaled $36.3 million at December 31, 2004, an increase of $152,000, or .42%, from the balance at December 31, 2003.

      Cash and cash equivalents, which include interest-earning deposits in other institutions, amounted to $2.9 million, or 2.7% of total assets, at December 31, 2004, compared to $2.3 million, or 2.3% of total assets, at December 31, 2003.

      Deposits. Minden Building and Loan's deposits increased by $2.5 million, or 3.7%, to a total of $70.7 million at December 31, 2004. The increase resulted primarily from management's continuing efforts to maintain growth in deposits through marketing and pricing strategies. Consolidation of other financial institutions in Minden Building and Loan's market area also contributed to its increase in deposits. Proceeds from the growth in deposits were generally used to fund new loan originations or to purchase investment securities.

      Equity. The Company's total equity increased by $210,000, or 1.2%, in 2004 and amounted to $18.4 million, or 17.1%, of total assets at December 31, 2004. The increase was due primarily to net income of $1.4 million substantially offset by a decrease of $1.1 million to fund the repurchase of the Company's stock. As of December 31, 2004 the Company had repurchased 54,839 shares pursuant to a repurchase program at an average cost of $20.16 per share.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

      The table on the following page sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin. Information is based on average daily balances during the indicated periods.

                                                                                        Year Ended December 31,
                                                                 -------------------------------------------------------------------

                                                                              2004                               2003
                                                                 -------------------------------    --------------------------------
                                                   Yield/Cost
                                                       at
                                                    December     Average                Average     Average                Average
                                                    31, 2004     Balance    Interest  Yield/Rate    Balance    Interest  Yield/ Rate
                                                   ----------    -------    --------  ----------    -------    --------  -----------
                                                                                 (Dollars in Thousands)
Interest-earning assets:
  Loans receivable, net(1) ......................      6.85%    $ 59,801      4,347       7.27     $ 56,699    $  4,180     7.36%
  Investment securities(2) ......................      3.22       39,181      1,209       3.09       26,043         815     3.13
  Interest-earning deposits .....................      4.52          853         54       6.33        1,759          40     2.27
                                                                --------      -----                --------    --------
  Total interest-earning assets .................      5.49       99,835      5,610       5.62       84,501       5,035     5.96
                                                                             ------       ----                 --------     ----
  Non-interest-earning assets ...................                  4,589                              4,870
                                                                --------                           --------
     Total assets ...............................               $104,424                           $ 89,371
                                                                ========                           ========

Interest-bearing liabilities:
  Deposits ......................................      2.06     $ 69,353      1,330       1.92     $ 62,728       1,438     2.29
  Borrowings ....................................      1.47       17,264        253       1.47        7,870         113     1.44
                                                                --------      -----                --------    --------
     Total interest-bearing liabilities .........      1.80       86,617      1,583       1.83       70,598       1,551     2.20
                                                                             ------       ----                 --------     ----
  Non-interest-bearing liabilities ..............                  1,238                              1,006
                                                                --------                           --------
     Total liabilities ..........................                 87,855                             71,604
  Total equity(3) ...............................                 16,569                             17,667
                                                                --------                           --------
  Total liabilities and equity ..................               $104,424                           $ 89,371
                                                                ========                           ========

  Net interest income; interest rate spread(4) ..                            $4,027       3.79%                $  3,484     3.76%
                                                                             ======       ====                 ========     ====
  Net interest margin(5) ........................                                         4.03%                             4.12%
                                                                                          ====                              ====
  Average interest-earning assets to average
     interest-bearing liabilities ...............                 115.26%                            119.69%
                                                                  ======                             ======

----------
(1)   Includes nonaccruing loans.

(2) Includes dividends from Federal Home Loan Mortgage Corporation and Federal Home Loan Bank stock.

(3)   Includes retained earnings and accumulated other comprehensive income.

(4) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.

(5) Net interest margin is net interest income divided by net average interest-earning assets.

      Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by current year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                                                    Year Ended December 31,
                                                            -------------------------------------------------------------------
                                                                     2004 vs. 2003                       2003 vs. 2002
                                                            ------------------------------    ---------------------------------
                                                                 Increase                          Increase
                                                                (Decrease)                        (Decrease)
                                                                  Due To                            Due To
                                                            -----------------                 ------------------
                                                                                  Total                                Total
                                                                                 Increase                             Increase
                                                             Rate      Volume   (Decrease)     Rate       Volume     (Decrease)
                                                            ------     ------   ----------    ------      ------     ----------

                                                                                    (In Thousands)
Interest-earning assets:
   Loans receivable, net .............................       (157)        324        167       $(278)      $ 760       $ 482
   Investment securities .............................        385           9        394        (279)        321          42
   Interest-earning deposits .........................         (2)         16         14          13         (10)          3
                                                            -----       -----      -----       -----       -----       -----
        Total ........................................        226         349        575        (544)      1,071         527
                                                            -----       -----      -----       -----       -----       -----

Interest-bearing liabilities:
   Deposits ..........................................       (120)         12       (108)       (689)        494        (195)
   Borrowings ........................................        108          32        140         (73)         88          15
                                                            -----       -----      -----       -----       -----       -----
     Total ...........................................        (12)         44         32        (762)        582        (180)
                                                            -----       -----      -----       -----       -----       -----
   Increase (decrease) in net interest
     income ..........................................      $ 238       $ 305      $ 543       $ 218       $ 489       $ 707
                                                            =====       =====      =====       =====       =====       =====

Comparison of Operating Results for the Years Ended December 31, 2004 and 2003

      General. Net income amounted to $1.4 million for the year ended December 31, 2004, an increase of $199,000, or 16.9%, from net income recorded for the year ended December 31, 2003. The increase in earnings resulted primarily from a $543,000 increase in net interest income which was partially offset by a $67,000 decrease in other operating income, a $174,000 increase in other operating expenses and an increase of $103,000 in income tax expense.

      Net Interest Income. Total interest and dividend income amounted to $5.6 million for the year ended December 31, 2004, an increase of $575,000, or 11.4%, over the year ended December 31, 2003. Interest income on loans, including fees, totaled $4.3 million for the year ended December 31, 2004, an increase of $167,000, or 4.0%, over the year ended December 31, 2003. This increase was due to a $3.1 million, or 5.5%, increase in the weighted-average balance of loans outstanding partially offset by a 9 basis point decrease in the weighted average yield from 2003 to 2004. Interest income on investment securities increased by $388,000, or 49.4%, as a result of a $13.1 million, or 50.45%, increase in the weighted-average balance outstanding partially offset by a 4 basis point decrease in the weighted-average yield year to year. Income from interest-earning deposits, which consists of overnight funds and interest-bearing demand accounts, increased by $14,000, or 35.0% for the year ended December 31, 2004 compared to the year ended December 31, 2003.

      Total interest expense totaled $1.6 million for the year ended December 31, 2004, an increase of $32,000, or 2.1%, from the amount recorded for the year ended December 31, 2003. Interest expense on deposits decreased by $108,000, or 7.5%, due primarily to a 37 basis point decrease in the weighted average cost of deposits year to year which was partially offset by an increase of $6.6 million, or 10.6%, in the weighted-average balance of deposits outstanding. Interest expense on borrowings increased by $140,000, or 123.9%, as a result of a $9.4 million, or 119.4%, increase in the weighted-average balance outstanding year over year and a 3 basis point increase in the weighted-average cost of borrowings year to year.

      As a result of the foregoing changes in interest income and interest expense, net interest income increased by $543,000, or 15.6%, to a total of $4.0 million for the year ended December 31, 2004, compared to $3.5 million for the year ended December 31, 2003. The interest rate spread increased by 3 basis points to 3.79% in fiscal 2004 from 3.76% in fiscal 2003, and the net interest margin was 4.03% for the year ended December 31, 2004 compared to 4.12% for the year ended December 31, 2003.

      Provision for Losses on Loans. Minden Building and Loan records a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered to the best of management's knowledge to reflect all known and inherent losses in the loan portfolio at each reporting date. The level of allowance for loan losses is based on management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Based on the above criteria for determining the collectibility of loans and on the management of Minden Building and Loan's estimate as to the known and inherent losses in its loan portfolio that are probable and reasonably estimable at each reporting period, it recorded no additional provisions for loan losses for 2004 and 2003. There can be no assurances that the allowance for loan losses will be sufficient to absorb losses on nonperforming assets or that the allowance will be sufficient to cover losses on nonperforming assets in the future.

      Other Operating Income. Other operating income totaled $321,000 for the year ended December 31, 2004, a decrease of $67,000, or 17.3%, over the $388,000 recorded for the year ended December 31, 2003. The decrease was primarily the result of a net $38,000 gain on sales of assets in 2004 as compared to $165,000 in 2003. That change was partially offset by an increase of $46,000 in customer service fees in 2004.

      Other Operating Expenses. Other operating expenses totaled $2.3 million for the year ended December 31, 2004, an increase of $174,000, or 8.3%, over the total recorded for the year ended December 31, 2003. The increase resulted primarily from a $91,000, or 7.9%, increase in salaries and benefits, a $92,000, or 26.2%, in office occupancy expenses. The increase in salaries and benefits was primarily attributable to increases in both salaries, the fair value of shares of

Company common stock held by the Company's employee stock ownership plan released to participants' accounts, and the number of staff members. The office occupancy expense increase was primarily attributable to increased taxes and assessments on the office location.

      Income Taxes. Income tax expense totaled $693,000 for the year ended December 31, 2004, an increase of $103,000, or 17.5%, over the $590,000 for the year ended December 31, 2003. Minden Building and Loan's effective tax rates were 33.5% and 33.4% for the years ended December 31, 2004 and 2003, respectively.

Off-Balance-Sheet Obligations

      Minden Building and Loan is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. Minden Building and Loan's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      Commitments to extend credit, including loan commitments, lines of credit and letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

      Minden Building and Loan has not used, and has no intention of using, any significant off- balance sheet financing arrangements for liquidity purposes. In addition, Minden Building Loan has not had, and has no intention to have, any significant transactions, arrangements or other relationships with any unconsolidated, limited purpose entities that could materially affect Minden Building and Loan's liquidity or capital resources. Minden Building and Loan has not traded in and has no intention of trading in derivatives or commodity contracts.

Critical Accounting Estimates

      Various elements of the Company's accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. The estimates with respect to the methodologies used to determine the allowance for loan losses are the Company's most critical accounting estimates. Critical accounting estimates are significantly affected by management judgment and uncertainties and there is a likelihood that materially different amounts would be reported under different, but reasonably plausible, conditions or assumptions.

      The Company has identified the evaluation of the allowance for loan losses as a critical accounting estimate where amounts are sensitive to material variation. The allowance for loan losses is considered a critical accounting estimate because there is a large degree of judgment in (i) assigning individual loans to specific risk levels (pass, special mention, substandard, doubtful and loss),
(ii) valuing the underlying collateral securing the loans, (iii) determining the appropriate reserve factor to be applied to specific risk levels for criticized and classified loans (special mention, substandard, doubtful and loss) and (iv) determining reserve factors to be applied to pass loans based upon loan type. To the extent that loans change risk levels, collateral values change or reserve factors change, the Company may need to adjust its provision for loan losses which would impact earnings.

      Management believes the allowance for loan losses at December 31, 2004 was at a level to cover the known and inherent losses in the portfolio that were both probable and reasonable to estimate. In the future, management may adjust the level of its allowance for loan losses as economic and other conditions dictate. Management reviews the allowance for loan losses not less than quarterly.

      Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to it in this Management's Discussion and Analysis.

Liquidity and Capital Resources

      The Company maintains levels of liquid assets deemed adequate by management. Its liquidity ratio averaged 36.32% for the quarter ended December 31, 2004. Minden Building and Loan adjusts its liquidity levels to fund deposit outflows, repay its borrowings and to fund loan commitments. The Company also adjusts liquidity as appropriate to meet asset and liability management objectives.

      Minden Building and Loan's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Minden Building and Loan sets the interest rates on its deposits to maintain a desired level of total deposits. In addition, Minden Building and Loan invests excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements. Minden Building and Loan's deposit accounts with the Federal Home Loan Bank of Dallas amounted to $694,000 and $657,000 at December 31, 2004 and 2003, respectively.

      A significant portion of Minden Building and Loan's liquidity consists of securities classified as available for sale and cash and cash equivalents. Minden Building and Loan's primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts. If Minden Building and Loan requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Dallas which provide an additional source of funds. At December 31, 2004, Minden Building and Loan had $17.2 million in advances from the Federal Home Loan Bank of Dallas.

      At December 31, 2004, Minden Building and Loan had outstanding loan commitments of $9.4 million to originate loans, including loans in process. At December 31, 2004, certificates of deposit scheduled to mature in less than one year, totaled $40.2 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal, in a rising interest rate environment. Minden Building and Loan intends to utilize its high levels of liquidity to fund its lending activities. If additional funds are required to fund lending activities, Minden Building and Loan intends to sell its securities classified as available for sale as needed.

      Minden Building and Loan is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively. At December 31, 2004, Minden Building and Loan exceeded each of its capital requirements with ratios of 14.65%, 14.65% and 30.29%, respectively.

Impact of Inflation and Changing Prices

      The financial statements and related financial data presented herein regarding the Company have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.
Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Recent Accounting Standards

The following is a description of new accounting pronouncements and their effect on the Company's financial condition and results of operations.

      Inventory Costs an Amendment of ARB No. 43, CHAPTER 4

      In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" (SFAS No.151). SFAS No.151 amends ARB 43, Chapter 4 to clarify that certain costs should be recognized as current-period charges and not capitalized as part of inventory. This statement is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. The adoption of

SFAS No. 151 did not have a material impact on the Company's financial condition or results of operation.

      Accounting For Real Estate Time-Sharing Transactions

      In December 2004, the FASB issued SFAS No.152 "Accounting for Real Estate Time-Share Transactions" an amendment of FASB Statements No. 66 and 67 (SFAS No.
152). SFAS No. 152 concludes that the sale of Time-Share interests should be accounted for as sales of real estate using the other-than-retail-land sales model under FASB No. 66 and 67. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 152 did not have a material impact on the Company's financial condition or results of operation.

      Exchanges of Non-monetary Assets an Amendment of APB OPINION No. 29

      In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets" (SFAS No. 153). This statement addresses the measurement of exchanges of non-monetary assets. This statement is effective for non-monetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. The adoption of SFAS no. 153 did not have a material impact on the Company's financial condition or results of operation.

      Share-Based Payments

      In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" (SFAS No. 123). SFAS No.123 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires a public entity to measure the cost of employees services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The Statement is effective for public entities that file as a small business issuers as of the beginning of the first interim of annual reporting period that begins after December 15, 2005. The impact of adoption of SFAS No. 123 has not yet been determined. The statement will be effective for the Company for the interim reporting period ending March 31, 2006.

The Board of Directors
Minden Bancorp, Inc. and Subsidiary
Minden, Louisiana

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------

We have audited the accompanying consolidated balance sheets of Minden Bancorp, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minden Bancorp, Inc. and Subsidiary as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.


/s/ Heard, McElroy & Vestal, LLP

Heard, McElroy & Vestal, LLP
Shreveport, Louisiana
January 13, 2005

                       MINDEN BANCORP, INC. AND SUBSIDIARY
                       -----------------------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                           DECEMBER 31, 2004 AND 2003
                           --------------------------

                A S S E T S                                          2004                   2003
                -----------                                          ----                   ----
                                                                                   (in thousands)
Cash and noninterest-bearing deposits                             $  1,745              $  1,475
Interest-bearing demand deposits                                       694                   657
Federal funds sold                                                     500                   200
                                                                  --------              --------
            Total cash and cash equivalents                          2,939                 2,332

Investment securities:
   Securities held-to-maturity (estimated market value of
       $2,123 in 2004 and $1,376 in 2003)                            2,097                 1,328
   Securities available-for-sale, at estimated market value         34,174                34,791

First National Banker's Bank stock, at cost                            210                   210
Federal Home Loan Bank stock, at cost                                1,016                   779
Loans, net of allowance for loan losses of $877 in
   2004 and $893 in 2003                                            62,600                58,097
Accrued interest receivable                                            512                   338
Premises and equipment, net                                          3,079                 2,313
Real estate owned-net                                                   --                    --
Other assets                                                           556                   556
                                                                  --------              --------

Total assets                                                      $107,183              $100,744
                                                                  ========              ========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                         2004                  2003
------------------------------------                                         ----                  ----
Liabilities:
------------
   Deposits:
       Noninterest-bearing                                              $   6,159             $   4,149
       Interest-bearing                                                    64,506                63,972
                                                                        ---------             ---------
            Total deposits                                                 70,665                68,121
   Accrued dividends on savings                                               187                   206
   Deferred federal income taxes                                              584                   514
   Federal Home Loan Bank advances                                         17,200                13,500
   Other liabilities                                                          166                   232
                                                                        ---------             ---------
            Total liabilities                                              88,802                82,573

Stockholders' equity:
---------------------
   Preferred stock-$.01 par value; authorized 4,000,000 shares;
       none issued-no rights/preferences set by board                          --                    --
   Common stock-$.01 par value; authorized 4,000,000 shares;
       1,399,911 shares issued and 1,454,750 shares outstanding                15                    15
   Additional paid-in capital                                              16,690                16,637
   Retained earnings                                                        3,106                 1,900
   Accumulated other comprehensive income                                     556                   514
                                                                        ---------             ---------
                                                                           20,367                19,066
   Unearned common stock held by Management Recognition
       and Retention Plan (22,518 shares-2004)                               (462)                 (435)
   Unallocated common stock held by ESOP (44,515
       shares unreleased)                                                    (415)                 (460)
   Treasury stock-at cost (54,839 shares)                                  (1,109)                   --
                                                                        ---------             ---------
            Total stockholders' equity                                     18,381                18,171
                                                                        ---------             ---------

Total liabilities and stockholders' equity                              $ 107,183             $ 100,744
                                                                        =========             =========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                       MINDEN BANCORP, INC. AND SUBSIDIARY
                       -----------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                     YEARS ENDED DECEMBER 31, 2004 AND 2003
                     --------------------------------------

                                                                               2004           2003
                                                                               ----           ----
                                                                        (in thousands except share data)
Interest and dividend income:
----------------------------

   Loans, including fees                                                     $  4,347       $  4,180
   Investments-taxable:
       Securities                                                                 234            161
       Mortgage-backed securities                                                 940            625
   Dividends-FHLMC/FHLB                                                            35             29
   Other (federal funds/interest-bearing demand)                                   54             40
                                                                             --------       --------
            Total interest and dividend income                                  5,610          5,035

Interest expense:
-----------------
   Interest-bearing demand deposits                                                41             49
   Savings                                                                        197            187
   Certificates of deposit                                                      1,092          1,202
   Interest on borrowed funds                                                     253            113
                                                                             --------       --------
            Total interest expense                                              1,583          1,551
                                                                             --------       --------

            Net interest income                                                 4,027          3,484
   Provision for loan losses-Note 3                                                --             --
                                                                             --------       --------
            Net interest income after provision for loan losses                 4,027          3,484

Other operating income:
-----------------------
   Customer service fees                                                          262            216
   Rent income                                                                     --              2
   Gain on sale of assets                                                          38            165
   Other income                                                                    21              5
                                                                             --------       --------
            Total other operating income                                          321            388

Other operating expenses:
-------------------------
   Salaries and benefits                                                        1,237          1,146
   Office occupancy expense                                                       443            351
   Professional fees and supervisory examinations                                 134            143
   SAIF insurance premium                                                          10              9
   Other general and administrative expenses                                      457            458
                                                                             --------       --------
            Total other operating expenses                                      2,281          2,107
                                                                             --------       --------

Income before income taxes                                                      2,067          1,765
--------------------------

Income tax expense                                                                693            590
------------------                                                           --------       --------

Net income                                                                   $  1,374       $  1,175
----------                                                                   ========       ========

Earnings per share (EPS)                                                     $   1.03       $    .85
------------------------

Diluted EPS                                                                  $    .98       $    .82
-----------

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                       MINDEN BANCORP, INC. AND SUBSIDIARY
                       -----------------------------------

                        CONSOLIDATED STATEMENTS OF EQUITY
                        ---------------------------------

                     YEARS ENDED DECEMBER 31, 2004 AND 2003
                     --------------------------------------

                                                                                                          Accumulated
                                                                           Additional                        Other
                                                              Common        Paid-In         Retained     Comprehensive
                                                              Stock         Capital         Earnings         Income          Total
                                                              ------       ----------       --------     -------------       -----
                                                                                        (in thousands)
Balance December 31, 2002                                   $     15        $ 16,600        $    824        $    712       $ 18,151
-------------------------

Net income                                                        --              --           1,175              --          1,175
Dividends                                                         --              --             (99)             --            (99)
Amortization of awards under management
   recognition and retention plan (MRRP)                          --              37              --              --             37

Change in net unrealized gain
   (loss) on securities available for
   sale, net of tax effect of $101                              (198)           (198)           (198)
                                                                                            --------        --------       --------
       Total comprehensive income                                                                977
                                                            --------        --------        ========

Balance December 31, 2003                                   $     15        $ 16,637        $  1,900        $    514       $ 19,066
------------------------

Net income                                                        --              --           1,374              --          1,374
Change in net unrealized gain
   on securities available for
   sale, net of tax effect of $22                                 42              42              42
                                                                                            --------        --------       --------
       Total comprehensive income                                                              1,416
                                                            --------        --------        ========

Dividends                                                         --              --            (168)             --           (168)
Amortization of awards under management
   recognition and retention plan (MRRP)                          --              53              --              --             53
                                                            --------        --------        --------        --------       --------

Balance December 31, 2004                                   $     15        $ 16,690        $  3,106        $    556       $ 20,367
-------------------------                                   ========        ========        ========        ========       ========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                       MINDEN BANCORP, INC. AND SUBSIDIARY
                       -----------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                     YEARS ENDED DECEMBER 31, 2004 AND 2003
                     --------------------------------------

                                                                                         2004              2003
                                                                                         ----              ----
                                                                                           (in thousands)
Cash flows from operating activities:
-------------------------------------
   Net income                                                                        $  1,374          $  1,175
   Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation                                                                      151               141
        Deferred income taxes                                                              36               108
        MRRP expense                                                                       52                37
        Stock dividends                                                                   (17)              (12)
        Net amortization of securities                                                    154              (228)
        (Gain) on sale of assets                                                          (38)             (165)
        (Increase) in prepaid expenses and accrued income                                (138)             (239)
        (Decrease) in dividends payable and other liabilities                             (85)             (121)
                                                                                     --------          --------
           Net cash provided by operating activities                                    1,489               696

Cash flows from investing activities:
-------------------------------------
   Activity in available for sale securities:
      Maturities, prepayments and calls                                                15,195             7,901
      Purchases                                                                       (14,642)          (24,650)
   Activity in held to maturity securities:
      Maturities, prepayments and calls                                                   239               966
      Purchases                                                                        (1,228)             (295)
   Net (increase) in loans                                                             (4,503)           (6,030)
   Proceeds from sale of real estate owned                                                 --               500
   Purchases of premises and equipment                                                   (917)             (274)
   Other                                                                                   34                43
                                                                                     --------          --------
           Net cash (used) by investing activities                                     (5,822)          (21,839)

Cash flows from financing activities:
-------------------------------------
   Net increase in deposits                                                             2,544            11,265
   Net increase in advances from FHLB                                                   3,700             9,500
   Stock purchased                                                                     (1,136)             (435)
   Dividends paid                                                                        (168)              (99)
                                                                                     --------          --------
           Net cash provided by financing activities                                    4,940            20,231
                                                                                     --------          --------

Net increase (decrease) in cash and cash equivalents                                      607              (912)
----------------------------------------------------

Cash and cash equivalents at January 1                                                  2,332             3,244
--------------------------------------                                               --------          --------

Cash and cash equivalents at December 31                                             $  2,939          $  2,332
----------------------------------------                                             ========          ========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                       MINDEN BANCORP, INC. AND SUBSIDIARY
                       -----------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                     YEARS ENDED DECEMBER 31, 2004 AND 2003
                     --------------------------------------

                                                            2004           2003
                                                            ----           ----
                                                             (in thousands)

Supplemental disclosures:
   Interest paid on deposits and borrowed funds         $  1,602       $  1,557
   Income taxes paid                                         615            640

      Noncash investing and financing activities:
        Transfer of loans to real estate owned                --            276
                                                        ========       ========

        Increase (decrease) in unrealized gain on
           securities available for sale                $     63       $   (300)
                                                        ========       ========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                       MINDEN BANCORP, INC. AND SUBSIDIARY
                       -----------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 2004 AND 2003
                           --------------------------

1.    Summary of Significant Accounting Policies
      ------------------------------------------

      Minden Building and Loan Association (the "Association") is a Louisiana chartered building and loan association. The Association accepts customer demand, savings, and time deposits and provides residential mortgages, consumer and business loans to consumers. The Association is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Association is the wholly-owned subsidiary of Minden Bancorp, Inc. (the "Company"). The Company's only significant asset and business activity is its investment in the Association. All intercompany transactions have been eliminated in consolidation of Minden Bancorp, Inc. and Minden Building and Loan Association.

      On December 11, 2001, the Board of Directors of the Association, adopted a plan of reorganization pursuant to which the Association would convert to stock form and became a wholly-owned subsidiary of the Company. In connection with the reorganization, the Company became a majority owned subsidiary of Minden Mutual Holding Company. The reorganization was consummated on July 2, 2002.

      Use of Estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate, deferred tax assets and trading activities.

      Significant Group Concentrations of Credit Risk. Most of the Association's activities are with customers located within Webster Parish, Louisiana.
      Note 2 to the financial statements summarizes the types of investment securities in which the Association makes investments, and Note 3 summarizes the types of loans included in the Association's loan portfolio. The Association does not have any significant concentrations to any one industry or customer.

      Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and interest-bearing deposits at other banks, all of which mature within ninety days.

      Interest-Bearing Deposits in Banks. Interest-bearing deposits in banks mature within one year and are carried at cost.

      Securities. Securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

      ------------------------------------------

      Mortgage-Backed Securities. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity. Management intends and has the ability to hold such securities to maturity. The cost of securities called is determined using the specific identification method.

      Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

      Loans. The Association grants mortgage, business and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans secured by properties throughout Webster Parish, Louisiana and the surrounding parishes. The ability of the Association's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

      Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge- offs, the allowance for loan losses, and any deferred fees for costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

      The accrual of interest on mortgage, commercial real estate and commercial business, and consumer loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

      All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

      Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

      The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information become available.

      ------------------------------------------

      A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for business and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

      Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Association does not separately identify individual consumer and residential loans for impairment disclosures.

      Credit Related Financial Instruments. In the ordinary course of business, the Association has entered into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

      Foreclosed Assets. Assets acquired through, or deeded in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, less estimated cost to sell or cost. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

      Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation. The Association records depreciation on property and equipment using accelerated and straight-line methods with lives ranging from 5 to 15 years on furniture, fixtures, and equipment and to 40 years on its building.

      Income Taxes. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and give current recognition to changes in tax rates and laws.

      Advertising Costs. Advertising costs are expensed as incurred. Such costs (in thousands) amounted to approximately $67 and $65 for 2004 and 2003, respectively, and are included in other operating expense.

      Reclassifications. Certain amounts previously reported in the Association's financial statements have been reclassified to conform to current classifications, with no effect on previously reported net income or equity.

      ------------------------------------------

      Earnings per share (ESP). EPS is calculated based upon 1,332,878 average weighted common shares outstanding stock less ESOP shares not released less treasury stock at December 31, 2004, and 1,332,878 average weighted shares outstanding stock less ESOP shares not released at December 31, 2003.

      Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

      During 2004, the FASB issued the following statements: No. 151, Inventory Costs and No. 152, Accounting for Real Estate Time - Sharing Transactions and Exchange of Nonmonetary Assets. Also, the FASB issued several Staff Positions (FSPs); however, none of those were applicable to the Association. These statements are not expected to have a material impact on the Association's financial statements.

      During 2004, the FASB also revised FASB No. 123, Share-Based Payments. This statement will be applicable the first quarter of 2006. The Association has not yet determined the effect on its financial statements.

2.    Investment Securities
      ---------------------

      Securities held-to-maturity consist of the following (in thousands) at December 31, 2004 and 2003:

                                                                      2004
                                           ----------------------------------------------------------
                                                              Gross          Gross          Estimated
                                            Amortized      Unrealized      Unrealized         Market
                                              Cost            Gains          Losses           Value
                                           ----------      ----------      ----------      ----------
      GNMA                                         77               1              --              78
      FNMA                                        987              27               2           1,012
      FHLMC                                        23              --              --              23
      Certificates of deposit                   1,010              --              --           1,010
                                           ----------      ----------      ----------      ----------
                                           $    2,097      $       28      $        2      $    2,123
                                           ==========      ==========      ==========      ==========
                                                                      2003
                                           ----------------------------------------------------------
                                                              Gross          Gross          Estimated
                                            Amortized      Unrealized      Unrealized         Market
                                              Cost            Gains          Losses           Value
                                           ----------      ----------      ----------      ----------
      GNMA                                        102               1              --             103
      FNMA                                      1,194              49               2           1,241
      FHLMC                                        32              --              --              32
                                           ----------      ----------      ----------      ----------
                                           $    1,328      $       50      $        2      $    1,376
                                           ==========      ==========      ==========      ==========

      ---------------------

      Securities available-for-sale consist of the following (in thousands):

                                                                     2004
                                           ----------------------------------------------------------
                                                              Gross          Gross          Estimated
                                            Amortized      Unrealized      Unrealized         Market
                                              Cost            Gains          Losses           Value
                                           ----------      ----------      ----------      ----------
      Shay Asset Fund-ARM                  $    8,697      $       --      $       87      $    8,610
      FHLMC Voting stock                           12             928              --             940
      Agencies                                    498              17              --             515
      Municipals                                  230               2              --             232
      FNMA ARM pools                           13,579              44              44          13,579
      FHLMC ARM pools                           5,815              32               9           5,838
      GNMA ARM pools                            4,499               2              41           4,460
                                           ----------      ----------      ----------      ----------
                                           $   33,330      $    1,025      $      181      $   34,174
                                           ==========      ==========      ==========      ==========
                                                                      2003
                                           ----------------------------------------------------------
                                                              Gross          Gross          Estimated
                                            Amortized      Unrealized      Unrealized         Market
                                              Cost            Gains          Losses           Value
                                           ----------      ----------      ----------      ----------
      Shay Asset Fund-ARM                  $    6,317      $       --      $       34          6,283
      FHLMC Voting stock                           16             911              --            927
      Agencies                                    497              35              --            532
      FNMA ARM pools                           12,927              59              96         12,890
      FHLMC ARM pools                           5,572              34              35          5,571
      GNMA ARM pools                            8,682               9             103          8,588
                                           ----------      ----------      ----------      ---------
                                           $   34,011      $    1,048      $      268         34,791
                                           ==========      ==========      ==========      =========

      The amortized cost and estimated market value (in thousands) of investment securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Available for Sale                 Held to Maturity
                                               ---------------------------       ---------------------------
                                                Amortized          Fair          Amortized            Fair
                                                  Cost             Value            Cost             Value
                                               ----------       ----------       ----------       ----------
      One year or less                         $    8,697       $    8,610       $      139       $      139
      After 1 year thru 5 years                       498              515            1,463            1,489
      After 5 years thru 10 years                     230              232               --               --
      After 10 years                               23,905           24,817              495              495
                                               ----------       ----------       ----------       ----------
                                               $   33,330       $   34,174       $    2,097       $    2,123
                                               ==========       ==========       ==========       ==========

      At December 31, 2004, investment securities (in thousands) with a financial statement carrying amount of $2,895 were pledged to secure public deposits. A gain (in thousands) of $199 and a loss of $161 during 2004. No gain or loss was recognized on investments in 2003. Maturities and calls are detailed on the statement of cash flows.

3.    Loans and Allowance for Loan Losses
      -----------------------------------

      The composition of the Association's loan portfolio at December 31, 2004 and 2003, is as follows (in thousands):

                                                              2004         2003
                                                              ----         ----

      First mortgage conventional loans:
        Secured by one-to-four-family residences          $ 37,711     $ 36,239
      Commercial real estate                                 9,468        8,966
      Commercial, other than real estate                     9,435        8,530
      Consumer loans (including overdrafts of
        $35 and $19)                                         3,815        2,784
      Consumer loans secured by deposits                     1,759          995
      Construction loans                                     1,477        2,191
                                                          --------     --------
            Total                                           63,665       59,705
      Less-allowance for loan losses                          (877)        (893)
            unfunded construction loan commitments            (188)        (715)
                                                          --------     --------
            Loans, net                                    $ 62,600     $ 58,097
                                                          ========     ========

      Changes in the allowance for loan losses are summarized as follows (in thousands):

                                                              2004         2003
                                                              ----         ----

      Balance, January 1                                  $    893     $    907
      Provision for loan losses                                 --           --
      Loans charged off-net of recoveries                      (16)         (14)
                                                          --------     --------
      Balance, December 31                                $    877     $    893
                                                          ========     ========

      The Association charges a flat rate for the origination or assumption of a loan. These fees are designed to offset direct loan origination costs and the net amount, if material, is deferred and amortized, as required by SFAS 91.

      The Association's lending activity is concentrated within Webster Parish, Louisiana. The majority of loans extended in this lending area are for one-to-four-family dwelling units; however, the Association is expanding its lending activities to commercial real estate, commercial business and consumer loans. See the schedule above for additional detail regarding the composition of the loan portfolio. The Association requires collateral sufficient in value to cover the principal amount of the loan. Such collateral is evidenced by mortgages on property held and readily accessible to the Association.

4.    Accrued Interest Receivable
      ---------------------------

      Accrued interest receivable at December 31, consists of the following (in thousands):

                                                            2004           2003
                                                            ----           ----

        Loans                                         $      395     $      219
        Mortgage-backed securities                           103            110
        Investment securities and other                       14              9
                                                      ----------     ----------
               Total accrued interest receivable      $      512     $      338
                                                      ==========     ==========

5.    Premises and Equipment
      ----------------------

      Premises and equipment are summarized as follows (in thousands):

                                                            2004           2003
                                                            ----           ----

        Land and buildings                            $    3,152     $    2,334
        Furniture, fixtures and equipment                    540            481
                                                      ----------     ----------
               Total                                       3,692          2,815
        Less-accumulated depreciation                       (613)          (502)
                                                      ----------     ----------
               Net premises and equipment             $    3,079     $    2,313
                                                      ==========     ==========

6.    Deposits
      --------

      Deposits as of December 31 are summarized as follows (in thousands):

                                                            2004           2003
                                                            ----           ----

      Demand deposit accounts (including official
        checks of $956 in 2004 and $536 in 2003)      $   11,006     $    8,981
      Passbook savings                                    14,022         12,268
      Certificates of deposit:
        1.00% - 1.99%                                      4,642          9,437
        2.00% - 2.99%                                     37,178         32,425
        3.00% - 3.99%                                      3,817          4,757
        4.00% - 4.99%                                         --            253
        5.00% - 5.99%                                         --             --
        6.00% - 6.99%                                         --             --
                                                      ----------     ----------
        Total certificates of deposit                     45,637         46,872
                                                      ----------     ----------
               Total deposits                         $   70,665     $   68,121
                                                      ==========     ==========

      Scheduled maturities of certificates of deposit at December 31, 2004 are as follows (in thousands):

                                        2005        2006        2007       Total
                                        ----        ----        ----       -----

      1.00% - 1.99%                 $  4,642    $     --    $     --    $  4,642
      2.00% - 2.99%                   33,615       3,476          87      37,178
      3.00% - 3.99%                    1,985       1,832          --       3,817
      4.00% - 4.99%                       --          --          --          --
                                    --------    --------    --------    --------
                                    $ 40,242    $  5,308    $     87    $ 45,637
                                    ========    ========    ========    ========

      Included  (in  thousands)  in deposits  at December  31, 2004 and 2003 are
      $12,410  and  $11,564,   respectively,   of  certificates  of  deposit  in
      denominations of $100 (in thousands) or more.

7.    Federal Income Taxes
      --------------------

      Federal income tax expense applicable to net income for the years ended December 31, 2004 and 2003 was as follows (in thousands):

                                                              2004          2003
                                                              ----          ----

            Current                                     $      657    $      495
            Deferred                                            36            95
                                                        ----------    ----------
                                                        $      693    $      590
                                                        ==========    ==========

      --------------------

      Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% in 2004 and 2003 to income before taxes as a result of the following:

                                                              2004          2003
                                                              ----          ----

      Expected income tax expense                              34%           34%
      Nontaxable income-FHLB stock dividend                   (.5)          (.6)
      Difference between financial and tax additions
         to allowance for loan losses                          --            --
      Nondeductible expenses and other                         --            --
                                                       ----------    ----------
              Effective tax rates                            33.5%         33.4%
                                                       ==========    ==========

      The components of net deferred tax liability are as follows (in thousands):

      Deferred tax liabilities:
         Net unrealized gain on available for
           sale securities                             $      287    $      265
         Federal Home Loan Bank stock                         100            98
         Depreciation                                         161           151
         Compensation/other                                    34            --
                                                       ----------    ----------
              Deferred tax liability                   $      582    $      514
                                                       ==========    ==========

      In computing federal taxes on income under provisions of the Internal Revenue Code in years past, earnings appropriated by savings and loan associations to general reserves were deductible in arriving at taxable income if certain conditions were met. Retained earnings appropriated to federal insurance reserve at December 31, 2004 and 2003 (in thousands), includes appropriations of net income of prior years of $1,296, for which no provision for federal income taxes has been made. If this portion of the reserve is used for any purpose other than to absorb losses, a tax liability will be imposed upon the Association at the then current federal income tax rate.

8.    Federal Home Loan Bank Advances
      -------------------------------

      Federal Home Loan Bank (FHLB) advances represent short-term fixed-rate borrowings from the Federal Home Loan Bank of Dallas. The Association has borrowed advances for periods from overnight to four and one-half months. Interest rates paid on the advances vary by term and are set by the Federal Home Loan Bank. Total advances outstanding at December 31, 2004 and 2003 (in thousands) amount to $17,200 and $13,500, respectively. The advances bear interest at rates from 2.28% to 1.98% as of December 31, 2004 and 1.60% to 1.34% as of December 31, 2003.

      The Association has an available line of credit with the FHLB of $57 million at December 31, 2004 with $39.8 million available for use.

9.    401(k) Pension/ESOP Plans
      -------------------------

      In 2001, the Association adopted a 401(k) retirement plan and discontinued its "SEP" plan, covering all employees based upon a year of service. The plan provides for a 2% employer contribution (based upon compensation) with a match of the employees contribution up to 6% based upon Board approval. Plan contributions (in thousands) for 2004 and 2003 were $30 and $33, respectively.

      The Company established an ESOP and loaned (in thousands) the ESOP $524 to purchase 52,371 shares of common stock, which amounted to 3.7% of the outstanding shares at December 31, 2004.

      -----------------

      The Company has received payments (in thousands) of $66 of which $21 thousand was interest. The remaining balance due (in thousands) of $415 is payable over nine years at (in thousands) $66 per year including interest. The quarterly payments (in thousands) are $16.5 and annually aggregate $66 (in thousands). The Association made contributions to ESOP to enable it to make the note payment (in thousands) of $66 in 2004 and 2003, which is included in salaries and benefits on the income statement. As required by accounting standards, the unreleased shares are not included in the calculation of EPS and the loan receivable is shown as a reduction in stockholders' equity. As the note is paid, the shares will be released and allocated to the participants of the ESOP. As of December 31, 2004, 7,856 of those shares had been released. The market value (in thousands) of the unreleased ESOP shares at December 31, 2004 was $868.

10.   Retained Earnings and Regulatory Capital
      ----------------------------------------

      The Association is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Association meets all capital adequacy requirements to which it is subject.

      As of December 31, 2004, the most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Association must maintain minimum total risk- based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. The Association's actual capital amounts and ratios are also presented in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                                                           To Be Well
                                                                                                       Capitalized Under
                                                                           For Capital                 Prompt Corrective
                                                  Actual               Adequacy Purposes:              Action Provisions:
                                           -----------------          -------------------             --------------------
                                           Amount      Ratio          Amount        Ratio             Amount         Ratio
                                           ------      -----          ------        -----             ------         -----
      As of December 31, 2004
         Total capital (to Risk-
            Weighted Assets)               16,644      30.29%        >/=4,395       >/=8.0%          >/=5,494       >/=10.0%
         Core (Tier I) Capital (to
            Risk-Weighted Assets)          15,577      28.35%        >/=2,198       >/=4.0%          >/=3,296        >/=6.0%
         Core (Tier I) Capital
            (to Total Assets)              15,577      14.65%        >/=3,249       >/=3.0%          >/=5,401        >/=5.0%
         Tangible Capital
            (to Total Assets)              15,577      14.65%        >/=1,625       >/=1.5%               N/A           N/A

11.   Related Party Transactions
      --------------------------

      At December 31, 2004 and 2003, certain officers, directors, or companies in which they have 10% or more beneficial ownership were indebted to the Association in the approximate aggregate amounts (in thousands) of $1,522 and $1,301, respectively. During the year ended December 31, 2004, total principal additions (in thousands) were $4,300 and total principal payments were $4,079. Such parties held deposits in the Association in the approximate amounts (in thousands) of $2,272 and $986 at December 31, 2004 and 2003, respectively.

12.   Commitments and Contingencies
      -----------------------------

      In the ordinary course of business, the Association has outstanding commitments on which management does not anticipate losses. They include, among other things, commitments to extend credit and letters of credit undertaken in the normal course of business. As of December 31, 2004 and 2003 (in thousands), the Association had $9,439 and $9,082, respectively of loan commitments and lines of credit outstanding, including loans in process.

      When entered into, these commitments represent off-balance sheet risk to the Association, with the contractual notional amount representing the Association's exposure to credit loss in the event of nonperformance by the other party to the instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. They generally have fixed expiration dates and require payment of a fee. Since many commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Association evaluates each customer's creditworthiness on a case-by- case basis, and obtains an amount of collateral it deems sufficient.

13.   Fair Value of Financial Instruments
      -----------------------------------

      The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Association's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Association.

      The following methods and assumptions were used by the Association in estimating fair value disclosures for financial instruments:

      Cash and cash equivalents: The carrying amounts of cash and short-term instruments approximate fair values.

      Interest-bearing    deposits   in   banks:   The   carrying   amounts   of
      interest-bearing deposits maturing within ninety days approximate their fair values.

      Securities: Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

      -----------------------------------

      Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one- to-four family residential), and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

      Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

      Short-term borrowings: The carrying amounts of Federal Home Loan Bank advances maturing within ninety days approximate their fair values.

      Accrued interest: The carrying amounts of accrued interest approximate fair value.

      Off-balance-sheet instruments: Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair values for off-balance sheet commitments to extend credit approximate their carrying value.

      The estimated fair values, and related carrying or notional amounts, of the Association's financial instruments are as follows:

                                                            December 31,
                                            ------------------------------------------------
                                                    2004                       2003
                                            ----------------------    ----------------------
                                            Carrying       Fair       Carrying        Fair
                                             Amount        Value       Amount        Value
                                             ------        -----       ------        -----
                                                             (in thousands)
      Financial assets:
         Cash and cash equivalents          $   2,939    $   2,939    $   2,332    $   2,332
         Securities available for sale         34,174       34,174       34,791       34,791
         Securities held to maturity            2,097        2,123        1,328        1,376
         Federal Home Loan Bank stock           1,226        1,226          989          989
         Loans, net                            62,600       63,539       58,097       59,026
         Accrued interest receivable              512          512          338          338

      Financial liabilities:
         Deposits                              70,665       70,665       68,121       68,121
         Accrued interest payable                 187          187          206          206
         Federal Home Loan Bank advances       17,200       17,200       13,500       13,500

      -----------------------------------

                                                              December 31,
                                               ---------------------------------------------
                                                        2004                     2003
                                               --------------------     --------------------
                                               Carrying        Fair     Carrying        Fair
                                                Amount        Value      Amount        Value
                                                               (in thousands)
      Off-balance sheet credit related to
        financial instruments:
          Commitments to extend credit          9,439         9,439       9,082        9,082

     Off-balance sheet derivative financial instruments:  N/A

14.   Segment Reporting
      -----------------

      The Association, due to its size (both assets and employees), has only one reportable segment. The Association reports its lending activities (mortgages, consumer and commercial) as one segment. It does not operate as multiple segments nor does it manage or report as other than one segment.

      The Association does not have a single external customer from which it derives 10% or more of its revenue. Refer to Note 3 for the one geographical area it operates in.

15.   Other Assets
      ------------

      Other assets consist of the following (in thousands):

                                                        2004             2003
                                                        ----             ----

            Cash value of life insurance                 311              278
            Prepaid expenses and other                   245              278
                                                   ---------       ----------
                                                         556              556
                                                   =========       ==========
16.   Stock Based Benefit Plans
      -------------------------

      The Company established the 2003 Recognition and Retention Plan and Trust Agreement ("RRP"), which is a stock-based incentive plan. The RRP was approved by the shareholders at the Company's annual meeting held May 15, 2003.

      The Company authorized 26,186 shares of the Company's common stock to be awarded under the RRP. The Company had purchased 26,186 shares in open market transactions to fund the RRP as of December 31, 2004. Shares subject to awards under the RRP shares vest at 20% per year under the plan. As of December 31, 2004, awards covering 18,354 shares had been awarded. As a result, expense for this plan is being amortized over a 60-month period and is based upon the market value of the Company's stock as of the date of the awards which was $15.375 with respect to all of the currently outstanding awards. Compensation (in thousands) under the RRP for the year ended December 31, 2004 and 2003 was $53 and $37, respectively, and was included in salaries and benefits.

      The Company established the 2003 Stock Option Plan (the "Option Plan") under which 65,464 shares of Company stock are reserved for the grant of stock options to directors, officers and employees. The Option Plan provides for vesting to participants at 20% per year. The options expire in ten years.

      -------------------------

      The exercise price of the options is equal to the fair market value of the common stock on the grant date which was $15.375 with respect to all the currently outstanding options. Options covering 49,885 shares were outstanding as of December 31, 2003. Twenty percent or 9,977 options were exercisable as of December 31, 2004; however none were exercised.

      The Company's Compensation Committee of the Board of Directors oversees the RRP and the Option Plan.

      The Company accounts for its stock options in accordance with Accounting Principals Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, since the exercise price of the Company's employees' stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      Financial Account Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation (FAS No. 123) requires pro forma net income and earnings per share based upon the fair value method of accounting for stock-based compensation plans. If the Company had elected to

                              Minden Bancorp, Inc.

      recognize compensation based upon the fair value method prescribed by Statement No. 123, the Company's net income and per share would have been adjusted to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                 Year Ended
                                                             December 31, 2004
                                                             -----------------

            Net income, as reported                                1,374
            Pro forma net income                                   1,312
            Diluted income per share, as reported                   $.98
            Pro forma diluted income per share                      $.94

      The pro forma adjustments shown above are not indicative of future period pro forma adjustments when the calculation will reflect all applicable stock options. The fair value of Company options at the date of grant was estimated using the Black-Scholes option-pricing model with assumptions as follows: volatility, 30.07%, risk free interest rate, 3.53%, dividend yield, 1.0% and weighted-average expected life of the options, 10 years.

                              Minden Bancorp, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
================================================================================

                                    Directors
                                    ---------

A. David Evans                             Russell A. Adams
President and Chief Executive Officer      Retired

John B. Benton, Jr.                        John P. Collins
Retired                                    Owner, A. J. Price, Inc.

Michael S. Harper                          A. Loye Jones
Owner, Harper Motors, Inc.                 Owner, Loye's Pharmacy, Inc.
Owner, Julian Foy Motors, Inc.

F. Dare Lott, Jr.                          Michael W. Wise
Owner, Minden Animal Clinic                CPA, Jamieson Wise and Martin

R. E. Woodard, III
CFP, Lincoln Financial Group

                               Executive Officers
                               ------------------

A. David Evans                             Becky T. Harrell
President and Chief Executive Officer      Chief Financial Officer and Treasurer

                                Michael P. Burton
                                Senior Vice President and Secretary

                              Minden Bancorp, Inc.

                  BANKING LOCATIONS AND STOCKHOLDER INFORMATION
================================================================================

                                Banking Locations
                                -----------------

      Minden Bancorp, Inc. is a federally chartered thrift holding company conducting business through its wholly owned subsidiary, Minden Building and Loan Association. Minden Building and Loan Association is a Louisiana-chartered, SAIF-insured stock building and loan association operating through its office in Minden, Louisiana.

                                   Main Office
                                   -----------

                                 415 Main Street
                             Minden, Louisiana 71055

                                 Annual Meeting
                                 --------------

      The Annual Meeting of Stockholders of Minden Bancorp, Inc. will be held on May 10, 2005, at 8:15 a.m., Central Time, in the main office of Minden Building and Loan Association located at 415 Main Street, Minden Louisiana.

                            Transfer Agent/Registrar
                            ------------------------

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                                 (908) 272-8511

                              Stockholder Requests
                              --------------------

      Requests for annual reports, quarterly reports and related stockholder literature should be directed to Becky T. Harrell, Chief Financial Officer and Treasurer, Minden Bancorp, Inc., 415 Main Street, Minden, Louisiana 71055.

      Stockholders needing assistance with stock records, transfers or lost certificates, please contact Minden Bancorp's transfer agent, Registrar and Transfer Company.